EXHIBIT 99.1
For the three-month period ended March 31, 2006, the Company had no revenue. The Company incurred higher expenses in the three-month period ended March 31, 2006, compared to the three-month period ended March 31, 2005, as a result of higher operating costs, partially offset by lower research and development costs. For the three-month period ended March 31, 2006, general and administrative expenses are anticipated to be approximately $2,940,011 compared to $661,595 for the three-month period ended March 31, 2005. This increase is primarily attributable to an increase in non-cash expenses in the amount of approximately $2,007,888. For the three-month period ended March 31, 2006, research and development expenses are anticipated to be approximately $57,294, compared to $401,485 for the three-month period ended March 31, 2005. This decrease is primarily attributable to a decrease in research by RAND Corporation, offset in part by an increase in product research, testing and prototype expenses.
As a result of the foregoing, the Company’s net loss for the three-month period ended March 31, 2006 will be approximately $2,998,105, or $.10 per share, compared to a net loss of $1,065,056, or $.03 per share, for the three-month period ended March 31, 2005.